Exhibit 99.1

Leslie Goodman
Chairman

Dear Shareholder,

General Corporate Developments

The months which have passed since I wrote to you with the 2002 financial statements have seen the Company make significant progress towards its long term recovery. Most notably in April this year we completed a refinancing of the Company resulting in an injection of $52.25 million through the issue of convertible notes to an investor group led by Morgan Stanley. This was especially pleasing given the current environment and the difficulties faced by telecommunications companies in raising funds.

In addition we have developed a strong commercial proposition with the combination of a new product range, a new and effective sales and marketing team, the streamlining of our back office processes, a network cost reduction exercise and a comprehensive re-branding of the Company.

We are pleased with our progress and believe our revenue growth performance is better than many in this market. However, our ability to move as quickly as we would wish in building revenues and achieving cash break-even has been limited by the increasing intensity of already highly competitive market conditions. Furthermore, as the wholesale market has weakened, we continue to look for different ways to maximize the value and potential of the network.

I comment further below on these factors and on the current situation but first deal with the 2003 financial statements, which are enclosed.

Financial results

In the year to 31st December 2003 our revenues grew to $18.9 million largely due to the acquisitions of Cybernet and Netcom. The results for the year show an operating loss of $49.2 million and a net loss of $47.4 million. These results principally reflect the investment we began to make in the business in the second half of the year in pursuit of our growth strategy, together with significantly reduced credits relating to the Company’s previous bankruptcy.

Proceeds from the refinancing and settlement of major litigation received since the end of the 2003 financial year, mean that our cash position is stronger than we had budgeted for at this stage of our business plan.

Business development

Our approach has been to concentrate our resources on developing and upgrading our product range and penetrating the enterprise sector in the UK through a variety of channels, both direct and indirect. We are seeing positive results from this programme and our sales pipeline is growing with some significant new long

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Viatel Holding (Bermuda) Limited, Registered Office, Canon’s Court, 22 Victoria Street, Hamilton, HM12, Bermuda

term contracts signed or under negotiation. There is however inevitably a lag between investing in the essential resources — particularly sales and marketing — and the achievement of the sales ramp up.

Our product range for enterprise customers has been completely revised with new portfolio additions each quarter. We are now able to offer DSL (bonded and uncontended), Hosting, Security Services, MPLS and IPSec, VPN as well as Leased Lines and other Networking Services. We are launching a new Pan European Ethernet Service in December 2004 and are close to finalising a VOIP Service. Our focus on service is being well received and perhaps this is the most significant way in which we truly are — as our strapline states — “simply different”.

Cybernet continues to perform very well in Switzerland and we have a small Dutch operation that is in the very early stages of development. We are not currently pushing forward to expand organically into Continental Europe but will offer services in those countries which are important to our customers in the UK, Switzerland or The Netherlands. We have examined certain acquisition opportunities and will continue to do so, searching for opportunities that accelerate our growth or advance our progress into new product or geographical markets.

The Network

Our network is one of the largest and most advanced pan European fibre-optic networks linking key cities in the UK, France, Belgium, Germany, The Netherlands and Switzerland. There is also metro network capability in Paris, Brussels, Frankfurt, Amsterdam and London.

Notwithstanding these network attributes, it has proved difficult to build revenues in the wholesale market place where competitors are prepared to accept low margins and even to bid below cost. Our main network focus therefore has been on cost reduction and value creation. Through renegotiation of, and where appropriate legal challenge to, contracts and charging structures, we believe we can make substantial savings. At the same time we are looking actively for other ways to take advantage of the network’s potential.

Board and employees

Earlier this year Stephen Grist resigned as Chief Financial Officer. Stephen had been with Viatel since its earliest days and played a major role in seeing the business through the bankruptcy, the management changes which followed and the financing activity this year. We are grateful for his contribution and wish him well. Brian McArthur Muscroft has now joined us as Chief Financial Officer from Eckoh Technologies and before that WorldCom Europe. We also welcome Steve Best as Chief Technical Officer in place of Blair Wood who also resigned earlier this year to move abroad.

It is customary for me to thank the management and staff for their efforts for the Company but I do so this year with especial sincerity. Completing the refinancing required enormous effort and skill whilst at the same time staff had to cope with all the pressures imposed by an ambitious business plan. We have made a great deal of progress and I thank all employees for their commitment and hard work and my fellow Directors for their enthusiasm and diligence.

The business of the Company is managed by its Board of Directors. The Board is currently made up of the Chairman, the Chief Executive Officer and four non-executive Directors. Biographical details of the Directors are set out in Appendix A to this letter.

2004 Annual General Meeting

Enclosed with this letter is the Notice of the Company’s Annual General Meeting which will be held at the offices of Appleby Spurling Hunter, Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda at 11.00am (Bermuda time) on Wednesday, 8 December 2004. Also accompanying this letter are the auditor’s report and financial statements for the year end 31 December 2003, which will be laid before the AGM. The enclosed auditor’s report and financial statements were completed earlier this year and were filed, as part of the Company’s reporting obligations, with the United States Securities and Exchange Commission under Form 20-F.

The complete Form 20-F can be viewed on our website: www.viatel.com within the financial community pages.

The Board considers that all of the Specified Resolutions set out in the enclosed Notice are in the best interests of shareholders and they recommend that shareholders vote FOR all the Specified Resolutions. Whether or not you are personally able to attend the AGM, please complete, sign, date and return the enclosed proxy form in the pre-addressed envelope as soon as possible. Signing and returning the proxy form will not prevent you from attending and voting in person at the AGM.

The future

Key to our future success is our ability to overcome the challenges presented by current market conditions, build cash generative revenues and execute our strategy effectively. We are pressing ahead on all these fronts with determination.

Leslie Goodman
Chairman
November 5 2004

Appendix A

Chairman

Leslie D. Goodman

Mr Goodman has served as our Chairman since April 2003. Prior to assuming such position, Mr Goodman served as a Director of the Company since June 2002. Mr Goodman is a UK qualified solicitor who has spent over 30 years in the investment banking and insurance industries. He has been a Director of investment banks Hill Samuel and Barclays de Zoete Wedd, and Chief Executive Officer of ACE London, the UK business of ACE Limited, a Bermuda based NYSE listed insurance group. He currently serves as a Director of a number of other Companies

Chief Executive Officer

Lucy Woods

Mrs Woods has served as our Chief Executive Officer since May 2003. Mrs Woods has over 20 years of telecommunications experience in the UK and European markets. From 1999 to 2003, she was Senior Vice President for MCI Europe, Middle East and Africa. Prior to that, she was a senior executive at British Telecom, where she held the posts of CEO of British Telecom Northern Ireland and the Republic of Ireland. Mrs Woods was a member of the Patten Commission for Policing in Northern Ireland.

Non-Executive Directors

S. Dennis Belcher

Mr Belcher has served as a Director of the Company since June 2002. Mr Belcher has forty-four years of experience in banking in the United Kingdom, United States and Canada. At the time of his retirement in March 2002, he was Executive Vice President, Credit and Risk Management and a member of the Loan Policy Committee at the Bank of Nova Scotia. Mr Belcher’s other directorships include Call-Net Enterprises, Inc., Foamex International Inc., Rand McNally and Company and Richtree Inc. Mr Belcher is an Associate of the Institute of Bankers (UK), a graduate of the Stonier School of Banking and a Fellow of the Insolvency Institute of Canada.

Kevin Power

Mr Power has served as a Director of the Company since September 2002. He has served as the Chairman of ECTA, the European Competitive Telecommunications Association since 2000 and was a member of the Board of Universal Access, Inc. from 2000-2003. He has over 20 years experience as a senior telecommunications executive in a number of companies, including GTS, Orion Network Systems and Intelsat.

Edward Greenberg

Mr Greenberg has served as a Director of the Company since April 2003. Mr Greenberg, who has over 20 years of telecommunications experience, is an Advisory Director at Morgan Stanley. He was previously a highly ranked Research Analyst at both Sanford Berstein and Co. and Morgan Stanley and was a Director of Telecom Research at Morgan Stanley for four years. For the last 6 years, Mr Greenberg has been a Managing Director and Global Telecom Strategist in Morgan Stanley’s investment banking department. Previously, Mr Greenberg served as a telecommunications policy specialist with the National Telecommunications and Information Administration and as an economist with the Federal Communications Commission.

Thomas Doster

Mr Doster has served as a Director of the company since June 2002. He is the Managing Director in the Distressed Research department at Morgan Stanley & Co. and was the Chairman of the Viatel, Inc. creditors’ committee. Mr Doster has 13 years experience in the fields of High Yield and Distressed Debt at Morgan Stanley & Co. and Goldman, Sachs & Co.